Exhibit 99.1

Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

NEWS RELEASE

LUNDIN MINING ANNOUNCES YEAR END 2008 RESERVE AND RESOURCE ESTIMATE

Toronto, March 30, 2009 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation (“Lundin Mining” or the “Company”) today released its Mineral Reserve and Resource estimates as at December 31, 2008. Significant features of this release include: replacement of mined reserves at the two key operations of Neves-Corvo and Zinkgruvan; an initial copper reserve at Zinkgruvan; and large increases in zinc reserves and resources at Neves-Corvo.

Commenting on the 2008 estimates, Mr. Phil Wright, President and CEO of Lundin Mining said, “It is very pleasing to be able to largely replace the record tonnes that we have mined during the year with fresh reserves. It is equally pleasing to see the success of the exploration programmes being reflected in large increases in zinc reserves and resources at Neves-Corvo. Neves-Corvo is now not only a major copper producer but also a world-class zinc deposit and overall remains significantly under-explored” Mr. Wright said.

2008 and 2007 Proven and Probable Reserves
		December 31, 2008					December 31, 2007
		Tonnes	Cu	Zn	Pb	Ni	Tonnes	Cu	Zn	Pb	Ni
Copper		'000s	%	%	%	%	'000s	%	%	%	%
Neves-Corvo	Portugal	17,290	4.1	0.9	0.3	-	17,714	4.4	0.9	0.2	-
Zinkgruvan	Sweden	2,895	2.6	0.5	0.0	-
Total Proven + Probable		20,185	3.9	0.9	0.2	-	17,714	4.4	0.9	0.2	-
Zinc
Neves-Corvo	Portugal	55,871	0.4	6.5	1.6	-	33,511	0.4	6.6	1.5	-
Zinkgruvan	Sweden	10,762		9.4	4.7	-	10,555	-	9.9	4.9	-
Galmoy	Ireland	1,230		15.8	4.4	-	2,020	-	15.8	4.4	-
Total Proven + Probable		67,863	0.3	7.1	2.1	-	46,086	0.3	7.8	2.4
Nickel
Aguablanca	Spain	9,038	0.5	-	-	0.6	10,676	0.5	-	-	0.6

Note: In addition to wholly owned reserves shown in the above table, Lundin Mining has a 24.75% equity interest in the Tenke Fungurume Project (“Tenke”) in the Democratic Republic of Congo. Tenke Proven and Probable Reserves, as estimated by the operator Freeport-McMoRan Copper and Gold Company (“Freeport”), are 119.5 million tonnes grading 2.64% total copper and 0.35% total cobalt. These reserves were prepared by Freeport to SEC standards and reviewed by Lundin Mining’s independent qualified persons.

The tables on the following pages summarize the Mineral Reserve and Resource estimates for each of the Company’s mines as of December 31, 2008 with comparisons with the December 31, 2007 figures.

NEVES-CORVO, PORTUGAL

Highlights

  Copper Proven and Probable reserve tonnages were largely replaced by infill drilling.

  Zinc Measured and Indicated resources have increased by 30% or 17 million tonnes. The majority of this increase comes from the newly discovered Lombador East deposit which remains open both up and down dip.

  Zinc Proven and Probable reserve tonnage increased by a further 67% with increases largely in the Lombador South and Neves South deposits.

	December 31, 2008				December 31, 2007
	Tonnes	Cu	Zn	Pb	Tonnes	Cu	Zn	Pb
Category	'000s	%	%	%	'000s	%	%	%
Mineral Reserves
Proven, Copper	16,701	4.1	1.0	0.3	17,184	4.4	0.9	0.2
Probable, Copper	589	3.1	0.7	0.3	530	2.8	0.2	0.3
Proven + Probable Copper	17,290	4.1	0.9	0.3	17,714	4.4	0.9	0.2

Proven, Zinc	52,500	0.4	6.5	1.5	19,072	0.4	6.1	1.2
Probable, Zinc	3,370	0.3	7.0	2.0	14,439	0.4	7.3	1.9
Proven + Probable Zinc	55,871	0.4	6.5	1.6	33,511	0.4	6.6	1.5

Mineral Resources
Measured, Copper	23,269	4.2	1.1	0.3	19,239	5.1	1.0	0.3
Indicated, Copper	1,114	3.3	0.9	0.4	1,198	4.0	1.2	0.3
Measured + Indicated Copper	24,383	4.2	1.1	0.3	20,437	5.1	1.0	0.3

Measured, Zinc	69,441	0.4	6.4	1.5	38,657	0.5	5.7	1.1
Indicated, Zinc	4,007	0.4	7.2	2.0	17,855	0.4	7.4	1.9
Measured + Indicated Zinc	73,449	0.4	6.5	1.5	56,512	0.5	6.2	1.4

Inferred, Copper	6,821	2.8	1.0	0.4	3,338	3.4	0.8	0.2
Inferred, Zinc	23,217	0.4	5.1	1.4	20,456	0.5	4.6	1.4

The 2008 and 2008 Neves-Corvo Mineral Resources are inclusive of Mineral Reserves. The 2007 and 2008 Mineral Resources were reported above cut-off grades of 1.0% for copper and 3.0% for zinc. The 2007 Mineral reserves have been calculated at a cut-off of 1.6% for copper and 4.6% for zinc. The 2008 Mineral reserves have been calculated at a cut-off of 1.6% for copper and 4.3% for zinc.

ZINKGRUVAN, SWEDEN

Highlights

  New Probable copper reserve estimated at 2.9million tonnes at 2.6%Cu. First copper production from the copper expansion at Zinkgruvan is expected in 2011.

  Zinc-lead-silver ore depletion was replaced with Proven and Probable Reserve tonnage and Measured and Indicated tonnage increasing by 2 and 3% respectively.

	December 31, 2008					December 31, 2007
	Tonnes	Zn	Pb	Ag	Cu	Tonnes	Zn	Pb	Ag	Cu
Category	'000s	%	%	g/t	%	'000s	%	%	g/t	%
Mineral Reserves
Proven, Zinc	8,762	9.6	5.2	112		8,306	10.3	5.5	114
Probable, Zinc	2,000	8.5	2.5	56		2,249	8.4	2.8	62
Prov + Prob Zinc	10,762	9.4	4.7	101		10,555	9.9	4.9	103

Probable, Copper	2,895	0.5	0.0	28	2.6

Mineral
Resources
Measured, Zinc	553	6.3	0.9	24		553	6.3	0.9	24
Indicated, Zinc	3,790	9.2	4.4	105		3,677	9.3	4.5	109
Mea + Ind Zinc	4,343	8.8	4.0	95		4,230	8.9	4.0	98

Indicated, Copper	460	0.5	0.0	30	2.9	3,100	0.5	0.0	32	2.9

Inferred, Zinc	4,199	9.7	3.1	68		4,320	9.4	2.9	67
Inferred, Copper	550	0.1	0.0	42	3.0	770	0.2	0.0	20	2.8

The 2007 and 2008 Zinkgruvan Mineral Resources are exclusive of Mineral Reserves. In 2007 and 2008 Zinc Mineral Resources and Mineral Reserves were reported above a 250 SEK/t NSR cut-off. In both 2007 and 2008 the Copper Mineral Resources and Reserves were reported above a cut-off of 2.0% copper.

AGUABLANCA, SPAIN

Highlights

  Nickel-copper Measured and Indicated Resources increased by 20%

  Proven and Probable Reserves are based on a new open pit mine plan, and no underground reserves are estimated at current metal prices.

	December 31, 2008			December 31, 2007
	Tonnes	Ni	Cu	Tonnes	Ni	Cu
Category	'000s	%	%	'000s	%	%
Mineral Reserves
Proven	8,668	0.65	0.48	6,337	0.64	0.51
Probable	370	0.30	0.29	4,339	0.59	0.47
Proven + Probable	9,038	0.63	0.47	10,676	0.62	0.49

Mineral Resources
Measured	14,966	0.55	0.46	7,922	0.64	0.53
Indicated	1,569	0.28	0.24	5,809	0.61	0.51
Measured + Indicated	16,535	0.52	0.44	13,731	0.62	0.52

Inferred	525	0.27	0.19	2,656	0.41	0.32

The 2007 and 2008 Mineral Resources are inclusive of Mineral Reserves. The 2007 Resources and Reserves have been reported above a 0.2% nickel cut-off. The 2008 Resources have been reported above a 0.2% nickel cut off and the 2008 Reserves above a 0.25% nickel cut off.

GALMOY, IRELAND

Note: Production at Galmoy is planned to permanently end in May 2009

	December 31, 2008				December 31, 2007
	Tonnes	Zn	Pb	Ag	Tonnes	Zn	Pb	Ag
Category	'000s	%	%	g/t	'000s	%	%	g/t
Mineral Reserves
Proven	1,163	16.1	5.1	48.1	1,877	16.1	4.6	44.3
Probable	67	10.3	1.1	6.2	143	12.3	1.4	10.1
Proven + Probable	1,230	15.8	4.9	46.8	2,020	15.8	4.4	41.9

Mineral Resources
Measured	667	13.8	2.5	25.6	1,435	15.3	3.6	36.8
Indicated	133	10.5	2.0	21.2	510	13.9	2.2	15.6
Measured + Indicated	799	13.3	2.5	24.9	1,945	14.9	3.2	31.3

Inferred	8	9.5	1.3	18.8	33	13.2	0.9	8.0

The 2007 and 2008 Galmoy Mineral Resources are exclusive of the Mineral Reserves. In 2007 and 2008 the Mineral Reserve reported above a cut-off grade of 6% zinc equivalent and the Mineral Resources above a cut-off of 4.5% zinc equivalent. Zinc equivalency is based on the formula of ZnEq = Zn+0.5xPb.

TENKE FUNGURUME, DEMOCRATIC REPUBLIC OF CONGO

Highlights

  Extensive exploration during 2008 with 17 rigs deployed drilling 15 different mineralized targets. Given the volume of data, analysis and modelling will continue for some time. To date seven of these targets have completed mineral resource models and five of these have ore reserve statements.

  The proven/probable ore reserve estimates released by Freeport (project operator) indicate an increase over the year of approximately 35 % in copper contained in reserves.

	December 31, 2008			December 31, 2007
	Tonnes	TCu	TCo	Tonnes	TCu	TCo
Category*	'000s	%	%	'000s	%	%
Mineral Reserves
Proven	59,594	2.62	0.37	56,000	2.11	0.36
Probable	59,924	2.67	0.32	44,000	2.47	0.30
Proven + Probable	119,518	2.64	0.35	100,000	2.27	0.33
Measured Resources
Oxide	89,665	2.62	0.36	58,551	3.57	0.34
Mixed	22,209	3.65	0.36	64,658	3.27	0.33
Sulfide	10,256	4.27	0.33	3,107	4.37	0.36
Leached	86	0.21	0.48
Total	122,216	2.95	0.36	126,316	3.44	0.33
Indicated Resources
Oxide	134,878	2.30	0.26	33,714	2.69	0.33
Mixed	66,304	2.88	0.20	74,137	2.42	0.26
Sulfide	24,997	3.26	0.28	937	3.75	0.43
Leached	699	0.21	0.48
Total	226,877	2.57	0.24	108,788	2.52	0.28
Measured + Indicated Resources
Oxide	224,541	2.43	0.30	92,265	3.25	0.34
Mixed	88,513	3.08	0.24	138,795	2.82	0.29
Sulfide	35,253	3.55	0.29	4,044	4.22	0.37
Leached	785	0.21	0.48
Total	349,092	2.70	0.28	235,104	3.01	0.31
Inferred Resources
Oxide	55,447	2.09	0.22	70,152	2.75	0.20
Mixed	44,820	2.38	0.18	176,043	2.61	0.20
Sulfide	40,245	1.97	0.24	17,557	1.82	0.13
Leached	378	0.19	0.34
Total	140,889	2.14	0.22	263,752	2.60	0.19

*Lundin has a 24.75% equity interest in the Tenke Fungurume project in the DRC with Freeport-McMoran as operator.
TCu% - Total copper grade TCo% - Total cobalt grade
2007 Reserves above were updated for Year-end 2007
2007 Resources above remain unchanged from those reported for Year-end 2006

The Tenke Fungurume concessions include more than 20 different mineralized zones, 15 of which were the subject of exploration drilling during 2008. Categorization and modeling of these numerous deposits have evolved significantly since the last reporting period. The 2008 reserves summarise the current modeling of 5 of the deposits - Kwatebala, Tenke (formerly Goma), Fwaulu, Mwadinkomba and Kansalawile.

The 2008 mineral resources summarise the current modeling of 7 of the deposits - Kwatebala, Tenke, Fwaulu, Mwadinkomba, Mambilima, Kansalawile and Fungurume. The reader is cautioned against direct comparisons of the 2008 resources against the 2007 figures as some of the areas modeled previously have been re-categorized by Freeport and portions are not included in the 2008 resource statements pending completion of updated modeling. It is also noted that different modeling methods and cutoff grades have been applied than in the past. The 2007 and 2008 Tenke Mineral Resources are inclusive of Mineral Reserves

The 2007 Tenke Mineral Reserves are reported at a 1.3% Cu equivalent cut-off based on metal prices of US$1.20/lb ($2,646/t) for copper and US$ 12.0/lb ($26,455/t) for cobalt. The 2007 Mineral Resources are reported at 1% Cu equivalent cut-off based on cobalt to copper factor of 5.7.

The 2008 Tenke Mineral Reserves and Resources use long term prices of US$1.60/lb ($3,527/t) for copper and US$ 10.00/lb ($22,046/t) for cobalt. The Mineral Reserves are based on pit limits defined in the current mine plan, use a cut off grade of 1.46% (acid soluble) copper equivalent and an equivalency factor of 3.96. The Mineral Resources are based on a cut off of 1.50% copper equivalent and a cobalt to copper factor of 6.25.

The 2008 modelling method used for the majority of the Tenke Fungurume concession deposits is Local Anisotropy Kriging. The Fungurume zone was modelled using the Inverse Distance Weighted technique.

Qualified Persons

The Qualified Persons (QP as per NI 43-101 reporting and disclosure requirements) responsible for the preparation of the Lundin Mining 2008 Resource and Reserve estimates are as follows:

1.

Reserves and resources for the Neves-Corvo were estimated by the mine’s geology and engineering department under the guidance of Nelson Pacheco, Chief Geologist and Mine Planning Engineers Fernando Cartaxo and Carlos Moreira, and audited by consultants Wardell Armstrong International (WAI). Qualified Persons for the 2008 Neves-Corvo reserve and resource estimates are WAI personnel Mark Owen, Principle Geologist and Owen Mihalop, Senior Mining Engineer.

2.

The Qualified Persons responsible for the 2008 Zinkgruvan Mineral Resource and Reserve estimate are Per Hedström, Senior Geologist, and Lars Malmström, Chief Geologist, who are employees of the Zinkgruvan mine.

3.

Reserves and resources for Aguablanca were estimated by Golder Associates Global Iberica, S.L.U. Qualified Persons for the 2008 resources and reserves are Golder personnel Juan Alverez, Senior Mining Geologist, Sia Khosrowshahi Principal Ore Evaluation Geologist and Juan Pablo  Gonzalez, Senior Mining Engineer.

4.

The Qualified Persons responsible for the 2008 Galmoy resource and reserve estimate are Paul McDermott, Technical Services Superintendent and Mike Lowther, Mine Superintendent, who are employees of Galmoy mine.

5.

The 2008 reserve estimates for Tenke Fungurume have been reviewed by John Nilsson, P.Eng. of Nilsson Mine Services Ltd on behalf of Lundin Mining. The resource estimates have been prepared by John Nilsson, P.Eng. and Ron Simpson P.Geo. of GeoSim Services Inc. who are independent consultants and Qualified Persons.

About Lundin Mining

Lundin Mining Corporation is a diversified base metals mining company with operations in Portugal, Spain and Sweden, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On Behalf of the Board,

Phil Wright
President and CEO

Sophia Shane, Investor Relations North America: 604-689-7842
Josh Crumb, Senior Business Analyst: 416-342-5560
Robert Eriksson, Investor Relations Europe: +46 (701) 112615

Forward Looking Statements
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary Notes to Investors - Reserve and Resource Estimates
In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves Definitions and Guidelines” (the “CIM Guidelines”). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates in our Annual Information Form.

The Company uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission the “SEC”) and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.